AMENDMENT TO RIGHTS AGREEMENT

                         AMENDMENT No. 1 dated as of July 29, 1998 (this
                    "Amendment"), to the Amended and Restated Rights Agreement dated as of June 26, 1992 (the "Rights Agreement"), between ATL Ultrasound, Inc., a Washington corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Rights Agreement.

          WHEREAS Philips Electronics North America Corporation, a Delaware corporation ("Parent"), Philips Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub") and the Company have proposed to enter into an Agreement and Plan of Merger to be dated the date hereof (the "Merger Agreement");

          WHEREAS the Company desires to amend the Rights Agreement to render the Rights inapplicable to the Merger (as defined in the Merger Agreement), the Offer (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement;

          WHEREAS the Company deems this Amendment to the Rights Agreement to be necessary and desirable and in the best interests of the holders of the Rights and has duly approved this Amendment; and

          WHEREAS Section 26 of the Rights Agreement permits the Company at any time before the Distribution Date to amend the Rights Agreement in the manner provided herein and provides that this Amendment shall become effective immediately upon execution by the Company whether or not also executed by the Rights Agent.

          NOW, THEREFORE, the Company amends the Rights Agreement as follows:

          1. Section 1 of the Rights Agreement is hereby amended by adding the following new paragraph as the last paragraph of Section 1:

          "Notwithstanding anything in this Agreement to the contrary, none of Philips Electronics North America Corporation, a Delaware corporation ("Parent") or Philips Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub"), any of their respective Affiliates or Associates or any of their respective permitted assignees or transferees


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     shall become an Acquiring Person, no Distribution Date shall occur, no
     Rights shall separate from the sharesof Common Stock or otherwise become exercisable and no adjustment shall be made pursuant to Section 12, in each case, solely by reason of (i) the commencement of the Offer (as defined in the Agreement and Plan of Merger dated as of July 29, 1998 (the "Merger Agreement") among Parent, Merger Sub and the Company), (ii) the approval, execution or delivery of the Merger Agreement, (iii) the consummation of the Merger (as defined in the Merger Agreement) or (iv) the consummation of the other transactions contemplated by the Merger Agreement."

          2. The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect as amended hereby.


          IN WITNESS WHEREOF, the Company has executed this Amendment as of the date and year first above written.

                           ATL Ultrasound, Inc.,

                           by
                              /s/ Dennis C. Fill
                              Name: Dennis C. Fill
                              Title: Chairman and Chief
                                     Executive Officer